UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

SRA International, Inc.
(Name of Issuer)
Class A Common Stock, $.004 par value per share
(Title of Class of Securities)
78464R 10 5
(CUSIP Number)
March 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464R 10 5	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ernst Volgenau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,815,983 (1)(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,184,095 (3)

WITH	8	SHARED DISPOSITIVE POWER

631,888 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,815,983 shares (1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.2%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 78464R 10 5	Page 3 of 5

Item 1(a).	Name of Issuer:

SRA International, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2(a).	Name of Person Filing:

Ernst Volgenau

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o SRA International, Inc. 4350 Fair Lakes Court Fairfax, VA 22033

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $.004 par value per share

Item 2(e).	CUSIP Number:

78464R 10 5

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:	11,815,983 (1	)(2)

(b) Percent of Class:	20.2%

(c)	Number of Shares as to Which Such Person Has:

	(i) sole power to vote or to direct the vote:	0 (1)

	(ii) shared power to vote or to direct the vote:	11,815,983 (1)(2)

	(iii) sole power to dispose or to direct the disposition of:	11,184,095 (3)

	(iv) shared power to dispose or to direct the disposition of:	631,888 (3)
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

CUSIP No. 78464R 10 5	Page 4 of 5
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable
Item 8. Identification and Classification of Members of the Group.
          Not applicable
Item 9. Notice of Dissolution of Group.
          Not applicable
Item 10. Certifications.
          Not applicable
(1)	Includes (i) 111,144 shares of the issuer’s Class A Common Stock and 10,415,831 shares of the issuer’s Class B Common Stock held by trusts for the benefit of Dr. Volgenau and members of Dr. Volgenau’s family of which Dr. Volgenau is trustee and (ii) 631,888 shares of Class B Common Stock held by a grantor retained annuity trust for the benefit of members of Dr. Volgenau’s family of which Dr. Volgenau’s wife is trustee (collectively with the trusts referred to in clause (i), the “Affiliated Trusts”). Each share of the issuer’s Class B Common Stock entitles its holder to ten votes and is convertible into one share of Class A Common Stock at any time. Each share of the issuer’s Class A Common Stock entitles its holder to one vote. Accordingly, the shares reported as beneficially owned by Dr. Volgenau represent approximately 71% of the combined voting power of the issuer’s Class A and Class B Common Stock as of April 30, 2011.

(2)	On March 31, 2011, SRA International Inc., Sterling Parent Inc. and Sterling Merger Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”). Concurrently with the execution of the Merger Agreement, Dr. Volgenau and the Affiliated Trusts (the “Volgenau Stockholders”) entered into a Voting Agreement with Sterling Parent Inc. (the “Voting Agreement”), pursuant to which the Volgenau Stockholders agreed to, among other things, vote their shares of the issuer’s Class A Common Stock and Class B Common Stock (i) in favor of adoption of the Merger Agreement and any transactions contemplated thereby, (ii) against any competing proposal and (iii) against any other action, proposal or transaction that would delay, impede, frustrate, prevent or nullify the Merger Agreement or the transactions contemplated by the Merger Agreement. As a result of the Voting Agreement, the Volgenau Stockholders may be deemed to share with Sterling Holdco Inc., Sterling Parent Inc. and Sterling Parent Merger Inc. the power to vote or direct the vote of the common stock, however, Sterling Holdco Inc., Sterling Parent Inc. and Sterling Parent Merger Inc. are not entitled to any rights as stockholders of the issuer under that agreement. As a result of the Voting Agreement, the Volgenau Stockholders and Sterling Holdco Inc., Sterling Parent Inc. and Sterling Parent Merger Inc. may be deemed a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act of 1934, as amended. A fuller description of the Merger Agreement and the Voting Agreement can be found in the issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2011, which description is incorporated herein by reference. More information regarding the Voting Agreement can also be found on the Schedule 13D filed with the SEC on April 8, 2011 by Sterling Holdco Inc., Sterling Parent Inc. and Sterling Merger Inc. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 7.1 hereto and is incorporated herein by reference.

(3)	Under the Voting Agreement, the Volgenau Stockholders have agreed to certain transfer restrictions on the disposition of shares of the issuer’s Class A Common Stock and Class B Common Stock.

CUSIP No. 78464R 10 5	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2011	/s/ Ernst Volgenau
Ernst Volgenau

INDEX TO EXHIBITS

Exhibit No.	Description
7.1	Voting and Support Agreement, dated March 31, 2011, by and among Sterling Parent Inc., Ernst Volgenau and the Affiliated Trusts party thereto.